Contact

www.linkedin.com/in/sally-li-sun-5536903a (LinkedIn)

Top Skills

Video Production

Television

Post Production

Sally Li Sun

Executive Producer and Director

New York, New York, United States

Experience

The Firing Squad LLC

Marketing Manager and Co-Executive December 2023 - Present

Epoch Studios

Executive Director of Epoch StudiosJanuary 2024 - Present (6 months)

The Official Website: https://www.firingsquadfilm.com

EMG - Epoch Media Group

Executive Director of EPOCHTVDecember 2017 - Present (6 years 7 months)

New York, New York, United States

Produce content for digital platforms and television, including Opinion Shows, Arts and Culture, Lifestyle, Documentaries, etc.

EPOCHTV.com

EpochOriginal.com

NTD.com

Epoch Media Group

Executive ProducerMay 2020 - December 2023 (3 years 8 months)

New York

Overseeing a diverse portfolio of documentaries and TV series, including 'The Real Story of January 6,' 'The Shadow State,' 'When the Plague Arrive', 'The Final War' and 'No Farmers No Food' and the TV series 'Divine Messengers' and 'Church & State' as well.

https://pro.imdb.com/name/nm13886287?ref_=accset_nv_sublvl_nv_usr_profile

HALLYU WORLD

Executive ProducerJune 2014 - February 2018 (3 years 9 months)

New York

A Korean on the Korean Trend!

Hallyu World is a trilingual TV program in NYC.

"Hallyu" or Korean Wave is the ongoing global phenomenon of the popularity and influence of Korean entertainment, fashion, and culture. If Hollywood sets the center stage for the Western audience, then Korea is where Asia set their eyes.

Hallyu World is proud to present six unique segments to their audience - Korean Drama, Fashion, Beauty, Celebrities, K-Pop and Korean Cuisine. Each episode will feature at least three or more of these segments, pro- viding the latest and richest content. Drawing from what was and still is popular in Korea today, Hallyu World will bring a different perspective and angle on these popular segments.

https://www.youtube.com/@Hallyuworldofficial

StarLuxe
Executive Producer
2011 - 2014 (3 years)
New York

Star Luxe is a bilingual multimedia platform that is exclusively focused on affluent lifestyle including fine jewelry, timepieces, fashion, beauty, art, culture, real estate, cuisine, travel and shopping experience that brings you compelling, high quality TV programming and videos.

Star Luxe is the only New York based media that reaches 100 million global Chinese audiences. It is the equivalent to hundreds of print prices about affluent.

Star Luxe offers a high-class, credible, international media environment ideal for luxury brands with local and international presence.

Star Luxe is a new media leader with a high trafficked and expansive digital reach to global affluent Chinese audience.

We provide businesses with direct access to a fast growing, rich and high-spending market. We target affluent Chinese who are living in the West and tourists from China. Our goal is to enrich our audiences' lifestyles through your messages and campaigns.

www.youtube.com/StarLuxeUS

NTDTV
Producer of ESTAR Entertainment
2004 - 2013 (9 years)
New York

https://www.youtube.com/@TheEStarTV

Infoserve Tech Institute
7 years

Teacher (New York State Licensed)
1999 - 2006 (7 years)

Mandarin Chinese

Computer Skills

School Director (New York State Licensed)
1999 - December 2004 (5 years)
NYC

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Education

University of Bridgeport
Master's Degree, Computer Science

Capital Normal University
Bachelor's Degree, Chemistry